April 12, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 403-2000.

Scott D. Hoffman
General Counsel and V.P.
Lazard Ltd.
30 Rockefeller Plaza
New York, NY 10020

Re:	Lazard Ltd.
	Form S-1 filed March 21, 2005
	File No. 333-123463

Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on this filing

1. Revise this registration statement to comply with relevant comments directed towards registration statement 333-121407.

2. Please use no type size smaller than the size that prevails in the document. Currently, footnotes, information used in connection with diagrams, and some financial information is in a smaller size.

3. Either include Lazard Group as a co-issuer, or supplementally why it is not a co-issuer.


Summary

The ESU Offering - page 15

4. Please cross reference the fixed settlement option with the discussion of the option and the pricing formula on page 187.

Material U.S. Federal Income Tax and Bermuda Tax Considerations - page 227

5. Revise this section to note, if true, that the discussion of the tax consequences represent the opinion of counsel. Also, revise the discussion to eliminate the term "summary" as the discussion represents the opinion of counsel.

6. In this section on page 228 and in the Summary and Risk Factors sections, you reference a single IRS revenue ruling on similar securities. However, you do not state the effect of the fact that there is a dearth of authority on the tax treatment of these securities. Please clarify the impact that the fact that only a single revenue ruling on the particular securities had ruling upon the opinion provided by counsel. Also, revise this section to clarify the substance of that revenue ruling.

7. In "Risk of Recharacterization," counsel assumes a particular tax treatment. Please note the reasons for counsel`s assumption, and also discuss what other possible tax treatment and consequences are possible.

8. Revise this section describe the tax consequences in the event that the IRS were to reach a conclusion different from the one assumed by your counsel.

9. Please clarify what "should" means in the second to last sentence of the first paragraph of page 229.

10. Since you are offering common stock, you also need to include a discussion similar to that required in the concurrent S-1. Please revise.

Exhibit 8.1

11. Please file this exhibit as soon as possible to facilitate the review by the staff.



*	*	*








Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Joyce Sweeney, Senior Accountant, at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special
Counsel
at (202) 942-1974 or me at (202) 942-1874 with any other
questions.


						Sincerely,



						Mark Webb,
						Branch Chief


cc:	Via Facsimile: (212) 403-2000
Craig M. Wasserman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Lazard LTD
Scott Hoffman, General Counsel, V.P.
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